Exhibit 99.2

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

List of Directors and their Roles and Functions

The members of the board of directors (the “Board”) of PetroChina Company Limited are set out below:

Chairman: Wang Yilin

Vice Chairman and Non-Executive Director: Zhang Jianhua

Vice Chairman and Executive Director: Wang Dongjin,

Non-Executive Directors

Yu Baocai

Liu Yuezhen

Liu Hongbin

Duan Liangwei

Qin Weizhong

Executive Director

Hou Qijun

Independent Non-Executive Directors

Lin Boqiang

Zhang Biyi

Elsie Leung Oi-sie

Tokuchi Tatsuhito

Simon Henry

The Board has established five Board Committees. The table below provides membership information of these Board Committees on which certain Board members serve:

Board Committee	Nomination Committee	Audit Committee	Investment and Development Committee	Examination and Remuneration Committee	Health, Safety and Environment Committee
Director
Wang Yilin	C
Zhang Jianhua					C
Wang Dongjin			C
Yu Baocai				M
Liu Yuezhen		M
Liu Hongbin			M
Duan Liangwei					M
Qin Weizhong					M
Hou Qijun					M
Lin Boqiang	M	C
Zhang Biyi	M	M
Elsie Leung Oi-sie				C
Tokuchi Tatsuhito				M
Simon Henry			M

Notes:

C	Chairman of the relevant Board Committees
M	Member of the relevant Board Committees

Beijing, the PRC

8 June 2017